Imperial Q3 2023 Earnings Call	Friday October 27, 2023
Exhibit 99.1

Imperial Oil Limited
Q3 2023 Earnings Call
Transcript

Friday October 27, 2023

Imperial Q3 2023 Earnings Call	Friday October 27, 2023

Additional information regarding the tender offer

The tender offer described in this communication (the “Offer”) has not yet commenced. This communication is for informational purposes only. This communication is not a recommendation to buy or sell Imperial Oil Limited shares or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell Imperial Oil Limited Shares or any other securities.

On the commencement date of the Offer, Imperial Oil Limited will file an offer to purchase, accompanying issuer bid circular and related letter of transmittal and notice of guaranteed delivery (the “Offering Documents”) with Canadian securities regulatory authorities and mail these to the company’s shareholders. The company will also file a tender offer statement on Schedule TO, including the Offering Documents, with the United States Securities and Exchange Commission (the “SEC”). The Offer will only be made pursuant to the Offering Documents filed with Canadian securities regulatory authorities and as a part of the Schedule TO. Shareholders should read carefully the Offering Documents because they contain important information, including the various terms of, and conditions to, the Offer. Once the Offer is commenced, shareholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the Offering Documents and other documents that Imperial Oil Limited will be filing with the SEC at the SEC’s website at www.sec.gov, with Canadian securities regulatory authorities at www.sedarplus.ca, or from Imperial Oil Limited’s website at www.imperialoil.ca.

Forward-looking statements

Statements of future events or conditions in this report, including projections, targets, expectations, estimates, and business plans, are forward-looking statements. Similarly, discussion of emission-reduction future plans to support a net-zero future are dependent on future market factors, such as continued technological progress and policy support, and represent forward-looking statements. Forward-looking statements can be identified by words such as believe, anticipate, intend, propose, plan, goal, seek, estimate, expect, future, continue, likely, may, should, will and similar references to future periods. Forward-looking statements in this report include, but are not limited to, references to the company’s intention to initiate a substantial issuer bid, including the size, structure, timing for determining the terms, pricing and commencement, and ExxonMobil’s intent to make a proportionate tender; the company’s long-standing commitment to returning surplus cash to shareholders, including level and timing of dividends and share repurchases; the company’s ongoing efforts to reduce emissions in its operations, including the impact of the start-up of the final boiler flue gas unit at Kearl and the establishment of the Low Carbon Solutions organization; the company’s Strathcona renewable diesel project, including timing, expected production, and the reduction to greenhouse gas emissions; the impact of refinery co-processing operations at company sites, including reductions in the carbon intensity of fuel and plastic products; the expectations and impact of inventory valuations and deferred taxes; industry margins and WCS differentials; the impact of converting Kearl haul trucks to autonomous operation, including in respect of productivity, workforce safety and operating costs, and other areas of potential automation and digital innovation; additional monitoring and assessment activities at Kearl related to seepage and engagement with local indigenous communities; the cold weather strategy at Kearl; benefits realized from Syncrude operatorship; the status and contingencies regarding potential impact of Line 5; the impact of the Cold Lake Grand Rapids phase 1 project, including reductions to greenhouse gas emissions intensity and anticipated production, and the timing of start-up of such project; and progress of the Pathways Alliance carbon capture and storage network.

Forward-looking statements are based on the company's current expectations, estimates, projections and assumptions at the time the statements are made. Actual future financial and operating results, including expectations and assumptions concerning demand growth and energy source, supply and mix; production rates, growth and mix across various assets; project plans, timing, costs, technical evaluations and capacities and the company’s ability to effectively execute on these plans and operate its assets, including the Cold Lake Grand Rapids Phase 1 project and the Strathcona renewable diesel project; for shareholder returns, assumptions such as cash flow forecasts, financing sources and capital structure, that the necessary exemptive relief to proceed with the substantial issuer bid under applicable securities laws will be received on the timeline anticipated, and ExxonMobil making a proportionate tender in connection with the substantial issuer bid; the adoption and impact of new facilities or technologies on reductions to GHG emissions intensity, including but not limited to Strathcona renewable diesel, refinery co-processing, carbon capture and storage including in connection with hydrogen for the renewable diesel project, and any changes in the scope, terms, or costs of such projects; the amount and timing of emissions reductions, including the impact of lower carbon

Imperial Q3 2023 Earnings Call	Friday October 27, 2023
fuels; for renewable diesel, the availability and cost of locally-sourced and grown feedstock and the supply of renewable diesel to British Columbia in connection with its low-carbon fuel legislation; that any required support from policymakers and other stakeholders for various new technologies such as carbon capture and storage will be provided; receipt of regulatory approvals in a timely manner; performance of third party service providers; refinery utilization; applicable laws and government policies, including with respect to climate change, GHG emissions reductions and low carbon fuels; the ability to offset any ongoing inflationary pressures; capital and environmental expenditures; and commodity prices, foreign exchange rates and general market conditions, could differ materially depending on a number of factors.

These factors include global, regional or local changes in supply and demand for oil, natural gas, and petroleum and petrochemical products and resulting price, differential and margin impacts, including foreign government action with respect to supply levels and prices, and the occurrence of wars; availability and allocation of capital; the receipt, in a timely manner, of regulatory and third-party approvals, including for new technologies that will help the company meet its lower emissions goals and for the company’s substantial issuer bid; the results of research programs and new technologies, the ability to bring new technologies to commercial scale on a cost competitive basis, and the competitiveness of alternative energy and other emission reduction technologies; failure or delay of supportive policy and market development for the adoption of emerging lower emission energy technologies and other technologies that support emissions reductions; political or regulatory events, including changes in law or government policy, and environmental regulation including climate change, greenhouse gas and low carbon fuel regulation; unanticipated technical or operational difficulties; project management and schedules and timely completion of projects; availability and performance of third-party service providers; environmental risks inherent in oil and gas exploration and production activities; management effectiveness and disaster response preparedness; operational hazards and risks; cybersecurity incidents, including increased reliance on remote working arrangements; currency exchange rates; general economic conditions; and other factors discussed in Item 1A risk factors and Item 7 management’s discussion and analysis of financial condition and results of operations of Imperial Oil Limited’s most recent annual report on Form 10-K and subsequent interim reports.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Imperial Oil Limited. Imperial’s actual results may differ materially from those expressed or implied by its forward-looking statements and readers are cautioned not to place undue reliance on them. Imperial undertakes no obligation to update any forward-looking statements contained herein, except as required by applicable law.

Forward-looking and other statements regarding Imperial's environmental, social and other sustainability efforts and aspirations are not an indication that these statements are necessarily material to investors or requiring disclosure in the company's filings with securities regulators. In addition, historical, current and forward-looking environmental, social and sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future, including future rule-making. Individual projects or opportunities may advance based on a number of factors, including availability of supportive policy, technology for cost-effective abatement, company planning process, and alignment with our partners and other stakeholders.

Non-GAAP Financial Measures

See attachment VI at the end of this document.

Imperial Q3 2023 Earnings Call	Friday October 27, 2023

Conference Title: Imperial Oil Limited 3Q23 Earnings Call
Date: Friday, 27th October 2023

Operator: Please standby today. Good day and welcome to the Imperial Oil 3Q23 Earnings Call. Today's conference is being recorded. At this time, I would like to turn the conference over to Dave Hughes, Vice President of Investor Relations. Please go ahead.

Dave Hughes: Hi, good morning everybody. Welcome to our third quarter earnings conference call. I'm joined this morning by Imperial Senior Management team, including Brad Corson, Chairman, President and CEO; Dan Lyons, Senior Vice President Finance and Administration; Sherri Evers, Senior Vice President of Sustainability, Commercial Development and Product Solutions, and Simon Younger, Senior Vice President of the Upstream. We're also joined today by the new Vice President of Investor relations, Peter Shaw.

Today's comments include reference to non-GAAP financial measures. The definitions and reconciliations of these measures can be found in attachment six of our most recent press release and are available on our website, with the link to this conference call. Today's comments may also contain forward-looking information. Any forward-looking information is not a guarantee of future performance, and actual future performance and operating results can vary materially depending on the number of factors and assumptions. Forward-looking information and the risk factors and assumptions are described in further detail in our third quarter earnings release that we issued this morning, as well as our most recent form 10-K. All these documents are available on SEDAR, EDGAR and on our website, so please refer to those.

Brad will start with opening remarks, and then Dan will provide us with a financial update, and then we'll go back to Brad for an operations update. And once that's done, Peter will take over and take us through the Q&A period. So with that I'll turn it over to Brad.

Brad Corson: Alright, thanks Dave. Well, good morning everybody and welcome to our third quarter earnings call. I hope everyone's doing well. I'm really pleased to report another strong quarter for Imperial. We saw strong performance across both our Upstream and Downstream businesses, and we are seeing continued strength as we move into the fourth quarter. Notwithstanding some tempering of demand, the overall macro environment remains quite positive for our financial performance. We're continuing to experience high commodity prices, driven by continued robust demand and lower-than-normal inventories. Our unrelenting focus on safety and reliability enables our strong operating performance in this environment and underpins the results which we will be take talking about this morning. And we remain committed to delivering reliable, affordable, and lower emission energy to Canadians.

Now let's talk about our third quarter performance. The results we will review over the next several minutes are reflective of a quarter that saw lower planned maintenance relative to the second quarter. We completed a turnaround at Cold Lake safely and consistent with our plans. We also began planned turnaround work at Syncrude and also at Sarnia that continued into the fourth quarter. As of today, the turnaround at Sarnia is mechanically complete, and the facility is in the process of starting up. And Syncrude is expected to complete in the coming weeks.

The third quarter also saw continued strength in the commodity price environment with benchmark oil prices such as Brent WTI and WCS all improving versus last quarter. While we saw lower motor gasoline cracks toward the end of the quarter, diesel cracks strengthened throughout, and overall refining margins remain solid. Over the next few minutes, Dan and I will detail the results of this very strong third quarter.

So now let's review those third quarter results. Specifically earnings for the quarter were $1,601 million with cash from operating activities of $1,946 million when excluding working capital impacts1. These results reflect continued strong operational performance and lower levels of planned maintenance across the Upstream and Downstream. We achieved total Upstream production of

[1] non-GAAP financial measure - see Attachment VI for definition and reconciliation

Imperial Q3 2023 Earnings Call	Friday October 27, 2023
423,000 gross oil equivalent barrels per day. The quarter was highlighted by the highest ever quarterly production at Kearl of 295,000 total gross oil barrels per day. In late September, Syncrude crude began work on its planned hydrotreater turnaround, which is expected to complete in the middle of the fourth quarter. This turnaround will have a smaller impact on volumes and costs in comparison to the much larger coker turnaround completed earlier this year. I'll talk about each asset in more detail in a few minutes.

In the Downstream, we continue to see very strong operating performance. Refining throughput average 416,000 barrels per day, which equates to a refinery utilization in the quarter of 96%, which includes the Sarnia site turnaround, which began in mid-September. And as a reminder, the Sarnia turnaround included maintenance at our chemical facility as well. We ended the third quarter with year-to-date refining utilization of 94%, which is consistent with our guidance for our refining business.

On share buybacks, I'm very pleased to report that by mid-October, we had fully executed our accelerated normal course issuer bid. These buybacks represented an additional $1,342 million of cash returned to our shareholders during the quarter and another $958 million in October, for a total return of $2.3 billion, representing 5% of our shares. And earlier today we announced our intention to initiate another substantial issuer bid to return an additional $1.5 billion to our shareholders in the fourth quarter.

So with that, I'll pass things over to Dan.

Dan Lyons: Thanks Brad. Getting into the financial results for the third quarter, we reported net income of $1,601 million, down about $400 million from the third quarter of 2022. We're down about $200 million when we exclude the impact of the XTO Canada sale in the prior year. The decrease is primarily driven by lower refining margins in our Downstream business. Looking sequentially, our third quarter net income of $1,601 million is up over $900 million from the second quarter, reflecting stronger realizations and improved volumes, along with the absence of significant second quarter turnaround activity in both the Upstream and Downstream.

Looking at each business line, the Upstream reported net income of $1,028 million, up $644 million from the second quarter, reflecting higher realizations and improved volumes post planned turnaround activity at Kearl and Syncrude. The Downstream net income was $586 million, up $336 million from the second quarter, reflecting the absence of planned turnaround activities at the Strathcona refinery and stronger refinery margins. Finally, our chemicals business generated net income of $23 million, down $48 million from the second quarter, reflecting weaker margins as well as impacts from the gas cracker turnaround that commenced in September.

Moving on to cash flow, we ended the quarter with more than $2.7 billion of cash on hand. In the third quarter, we generated almost $2.4 billion in cash flows from operating activities, an improvement of almost $1.5 billion over the second quarter, reflecting stronger earnings and favorable working capital impacts. Excluding favorable working capital impacts of $413 million, cash flow from operating activities for the third quarter was $1,946 million,2 up about $800 million from the second quarter. Cash flows from operating activities were also impacted by unfavorable LIFO WAC deferred tax impacts, driven by higher commodity prices in the third quarter as compared to the second quarter. As a US-GAAP LIFO reporter, we tend to see negative inventory-driven deferred tax impacts when prices rise and positive impacts when prices fall.

Now we'll discuss CAPEX. Capital expenditures total $387 million in the third quarter, down slightly from $392 million in the third quarter of 2022, but remain in line with our current year plans and full year guidance of $1.7 billion. In the Upstream, third quarter spending focused on smaller projects to sustain and grow production at Kearl, Cold Lake and Syncrude, as well as progressing the in-pit tailings project at Kearl and SA-SAGD Grand Rapids project at Cold Lake. In the Downstream, third quarter spending mainly included progressing our renewable diesel project at Strathcona. Facility construction continues with project startup planned for 2025.

Shifting to shareholder distributions, in the third quarter of 2023, we paid $292 million in dividends.

[2] non-GAAP financial measure - see Attachment VI for definition and reconciliation

Imperial Q3 2023 Earnings Call	Friday October 27, 2023
Beyond base dividends, we continue to demonstrate our longstanding commitment to return surplus cash to shareholders. As Brad noted, we completed our most recent accelerated NCIB program on October 19th, returning a total of $2.3 billion to shareholders over the last four months. And as Brad also noted, given our robust free cash flow generation, we intend to launch a substantial issuer bid, returning up to an additional $1.5 billion to shareholders in the fourth quarter of 2023. The terms and pricing will be determined and the bid is expected to commence within the next two weeks. Lastly, this morning, we announced a fourth quarter dividend of $0.50 per share, consistent with our third quarter dividend.

Now I'll turn it back to Brad to discuss our operational performance.

Brad Corson: Alright, thanks Dan. So now let's talk about our operating results for the quarter. Upstream production for the quarter averaged 423,000 oil equivalent barrels per day, which is up 60,000 barrels per day versus the second quarter of 2023 and down 7,000 barrels per day versus the third quarter of last year. When adjusting for the sale of XTO that closed in the third quarter last year, we are actually up around 5,000 barrels per day year-on-year. This higher production was driven primarily by strong performance at Kearl and the absence of the second quarter turnaround work at both Kearl and Syncrude. This was partly offset by planned maintenance at Cold Lake and the commencement of Syncrude's hydrotreater turnaround in late September. In the quarter we saw WTI and WCS prices rise to the highest level in a year, leading to substantial strengthening of bitumen realizations. Going into the fourth quarter, we have seen a recent widening of the WTI, WCS differential, but the overall commodity environment remains strong and the industry outlook for egress is positive.

So now let's move on and talk specifically about Kearl. Kearl’s production in the third quarter averaged 295,000 barrels per day gross, which was up 78,000 barrels per day versus the second quarter and up 24,000 barrels per day from the third quarter of last year. I'm excited to highlight that this represents another production record and the best ever quarterly performance at Kearl, surpassing the previous record, which was set in the fourth quarter of 2020, by 11,000 barrels per day gross. And there's more. Kearl has also set a number of other production records in the quarter, including the highest ever single month production of 322,000 barrels per day in September. Also the highest ever August production of 283,000 barrels per day and a new daily production record of 360,000 barrels a day, which was set on September 5th. With a record performance at Kearl in the third quarter, we remain positioned to meet our full-year guidance of 265,000 to 275,000 barrels per day.

Turning now to cash operating costs for Kearl, which is another positive achievement unit. Cash operating costs in the quarter were just over US$ 20 per barrel,3 a decrease of over US$7 per barrel versus the second quarter due primarily to the absence of the planned turnaround and the higher volumes. We also saw a decrease of almost US$5 per barrel versus the third quarter of last year. Year-to-date, cash operating costs at Kearl are just below US$24 per barrel, which is about US$5.75 per barrel lower than the same period in last year. This is the trend in cost we are expecting to see as we continue to work towards our target of sustainable unit cash operating costs at or below US$20 per barrel at Kearl. I'm very pleased to see these results and congratulations to the Kearl team.

During the third quarter, we also completed the autonomous haul program with all 81 of our Caterpillar 797F heavy haul trucks now fully converted to autonomous operation. With this, we now operate the largest autonomous fleet in our industry and one of the largest autonomous mining fleets in the world, which enables us to capture improvements in truck productivity, further enhance our safe operating environment and also reduce operating costs. I'm very proud of what we have achieved to date with this program, and we continue to look at other potential opportunities to expand our autonomous concept to other areas of our mine fleet. This program reflects our commitment to safety, technology and innovation, and becoming the lowest cost operator.

In addition to completing the conversion of our haul trucks to autonomous operation, we also started up the sixth and final boiler flue gas waste heat recovery unit at Kearl. This technology recovers waste heat from a boiler's exhaust to preheat process water, resulting in less steam usage and lower greenhouse gas emissions, and is one of the key initiatives underpinning our 30% greenhouse gas intensity reduction target by 2030. The six units are expected to eliminate a total of 220,000 tons of

[3] non-GAAP financial measure - see Attachment VI for definition and reconciliation

Imperial Q3 2023 Earnings Call	Friday October 27, 2023
CO2 per year and also capture significant cost savings of approximately $40 million per year.

Wrapping up Kearl, I wanted to provide an update on the environmental protection order. With respect to the work at our site, as we have previously shared, key construction work was completed in June, and we continue to assess and conduct monitoring to determine if any further mitigations are required. Our initial data shows that the mitigations are working as intended and preventing further offsite migration of impacted water. We continue to engage with the indigenous communities to ensure they are aware of the progress and to address any questions or concerns. And to-date, there is no indication of adverse impacts to wildlife or fish populations or risks to drinking water for local communities.

So with that, let's shift now to Cold Lake. Cold Lake production for the second quarter averaged 128,000 barrels per day, which was 4,000 barrels per day lower than the second quarter and 22,000 barrels per day lower than the third quarter of last year. The lower third quarter production was primarily the result of steam cycle timing and the planned turnaround at the Nabiye plant, which was completed last month. With the maintenance work behind us, we expect Cold Lake to trend higher on volumes and are reiterating our guidance and expect to deliver a full-year production in the range of 135,000 to 140,000 barrels per day.

Moving to the Grand Rapids phase one project, I'm pleased to share that the critical equipment tie-ins were completed during the recent Cold Lake turnaround. The project is nearing completion and remains on track to achieve the accelerated startup timing, with steam injection expected prior to year-end. And once fully up and running, phase one of this project is expected to deliver profitable production volumes of 15,000 barrels per day and support our emissions reduction strategy.

So now a few comments on Syncrude. Imperial share of Syncrude production for the quarter averaged 75,000 barrels per day, which was up 9,000 barrels per day versus the second quarter and up 13,000 barrels per day versus the third quarter of 2022. Higher production in the third quarter was primarily due to timing of the annual planned coker turnarounds. In 2022, Syncrude's coker turnaround began in the third quarter and in 2023, work was primarily completed in the second quarter. In late September, work began on Syncrude's planned hydrotreater turnaround, which is expected to be complete by mid-November. The impact in the fourth quarter is expected to be around 4,000 barrels per day and around $12 million in operating costs. Lastly, the interconnect pipeline continued to add value, enabling 9,000 barrels per day of Syncrude sweet premium production, which was imported over the quarter, helping to maintain high upgrader utilization when bitumen production experienced reliability and ore blend challenges throughout the quarter.

Now let's move on and talk about the Downstream. In the third quarter, we refined an average of 416,000 barrels per day, which was up 28,000 barrels a day versus the second quarter and down 10,000 barrels per day versus the third quarter of 2022, reflecting a utilization of 96%. Coming off a second quarter that was impacted by the major turnaround in Strathcona, the third quarter has seen lower planned maintenance with a major turnaround at Sarnia only impacting the final few weeks of the quarter. The turnaround in our Sarnia refinery and chemical plant began in mid-September and, as I mentioned, is now mechanically complete with the facility startup underway. The costs are expected to be in line with guidance of $165 million. Year-to-date utilization of our refinery sits at 94%, so we are right on track to deliver our full-year guidance of 92 to 94%, with the Sarnia turnaround being completed per our plans in the fourth quarter.

I recently visited our Strathcona Refinery and am pleased to share that the renewable diesel project team is making great progress, with construction currently focused on completing below-ground infrastructure and above-ground tankage. Overall, the project continues to progress on plan, with startup targeted for 2025, in line with the outlook we provided at our investor day.

Also at Strathcona, we have successfully completed a co-processing trial and have now completed similar trials at all of our refineries. This technology has the potential to reduce carbon intensity of fuel, as well as plastic products, by co-processing vegetable oil and ethanol alongside conventional crude feedstocks.

Petroleum product sales in the quarter were 478,000 barrels per day, which is up 3,000 barrels per day versus the second quarter and down 6,000 barrels per day versus the third quarter of 2022. We

Imperial Q3 2023 Earnings Call	Friday October 27, 2023
continue to see gasoline demand around 90 to 95% of historical levels and jet at about 110% of historical levels. On diesel, demand in the quarter was between 80 to 85% of normal, as we saw some impacts from the BC port worker strikes. On crack spreads, diesel margins strengthened quarter over quarter and remained on the high end of the five-year band. Motor gasoline cracks softened toward the end of the quarter as we ended the summer driving season, with cracks now sitting around the low end of the five-year band.

And that brings us to Chemicals. The business delivered $23 million in earnings in the third quarter, which was down $48 million versus the second quarter and down $31 million versus the third quarter of 2022. The lower earnings were driven by the gas cracker turnaround that began in mid-September, which is now mechanically complete, as well as was impacted by a softer margin environment.

There are a couple of additional accomplishments from the quarter that I'd like to highlight. First, we released our annual Advancing Climate Solutions Report, a progress report highlighting our efforts to grow shareholder value and play a key role in the transformation to a lower emission future. The need for effective strategies and solutions to supply affordable, accessible, reliable energy while reducing emissions in support of the net zero future, is paramount. We also established a low carbon solution organization during the quarter. This team is focused on leveraging Imperial and ExxonMobil's unique capabilities to bring lower emission technologies, like renewable fuels, hydrogen and carbon capture and storage, to market, helping CU customers meet their sustainability goals.

Next, I would like to highlight a longstanding partnership focused on Indigenous education. We're excited to share that this year marks 20 years of partnership between Imperial and Indspire, an Indigenous national charity that invests in the education of First Nation, Inuit, and Métis people for the long-term benefit of these individuals, their families and communities across Canada. Since 2003, we have provided more than $1.8 million in funding to Indspire most of which has supported their Building Brighter Futures bursary, scholarships and awards program. Through this program, Imperial has provided more than 500 Indigenous students with scholarships or bursaries. We are very proud to play a role in helping break down barriers for Indigenous youth as they pursue education to achieve their highest potential. I also want to thank Indspire for being a great partner and for all they do for Indigenous youth in Canada.

So to quickly wrap up, this was a strong quarter underpinned by reliable operations and a favorable commodity price environment. With the major turnaround at Sarnia wrapping up, our focus is on a strong finish to the year. We remain confident in our overall guidance for the year across all of our assets, and as you can see from the accelerated completion of the NCIB and the announcement today of the $1.5 billion substantial issuer bid, our commitment to shareholder returns remains a priority. We're also committed to delivering our plans to reduce emissions and generate value. I'm pleased to have shared our progress on Grand Rapids, the Kearl boiler flue gas, and our Strathcona renewable diesel projects. And I would also note our ongoing work with the Pathways Alliance. I look forward to continuing to bring you updates on these attractive opportunities as we continue to focus on maximizing the value of our existing businesses while, at the same time, responding to the changing needs of our customers and communities.

I would also like to take a moment to thank Dave Hughes, our Vice President of Investor Relations, for all of his contributions to Imperial over his 34-year career and wish him and his wife, Denise, all the best with his upcoming retirement. And of course, welcome Peter to his new role. As always, I'd like to thank you once again for your continued interest and support in Imperial. And now we'll move to the Q&A session. So I'll pass it back to Peter.

Peter Shaw: Thank you Brad, and as Brad said, we'll move into the Q&A session. As always, we'd appreciate it if you could limit yourself to one question plus a follow-up so that we can get to as many questions as possible. So with that operator, could you please open up the phone line for questions?

Operator: Yes, sir. If you would like to ask a question, please signal by pressing star one on your telephone keypad. If you're using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Again, it is star one to ask a question. We'll pause for just a moment.

Imperial Q3 2023 Earnings Call	Friday October 27, 2023
We'll go to our first question from Greg Pardy with RBC Capital Markets.

Greg Pardy: Hey, thanks. Good morning. And Brad, thanks very much for the rundown. I guess you're letting Mr. Hughes go, but Dave, listen, all the very best and don't be a stranger when you come into Toronto and welcome Peter. There was really just one area I wanted to dig in because obviously it's a pretty strong quarter – well, actually two areas. I guess the first is how much of an inventory impact did you feel in the Downstream as a result – just the inventory changes that you referred to earlier.

And then completely shifting gears as it relates to Kearl. How is that working mechanically now that you've moved to autonomous haul? Does that mean that you are redeploying drivers or have you been redeploying drivers or how does it work on different shifts? Or are you actually reducing headcount there? So a lot of questions, but any color would be great.

Brad Corson: Yeah, thanks Greg. And first, I appreciate you acknowledging the strong quarter we had. In terms of your specific questions on inventory, that's been an ongoing factor now for several quarters with regard to diesel margins and spreads And I don't know that we have an explicit quantification on that, but it's clearly a factor as we've seen reducing inventory levels globally.

Dan Lyons: Yeah, yeah –

Brad Corson: You want to say something?

Dan Lyons: And maybe Greg, I think you're referring to the deferred tax impact, is that right?

Greg Pardy: I think so, yeah, exactly.

Dan Lyons: Yeah, and it's a pretty big number, $168 million, and I would characterize it as noise. If you look at – we report on a LIFO basis, sort of historical inventory in our earnings, but we pay tax on a weighted average cost basis and the tax value of inventory will go up and down with prices, right? And if you look at – not to get too technical, you look at the price increase quarter to quarter, maybe $10, but you look at the last month of each quarter, which more matters for inventory valuations, it’s about $20. So there's a pretty big price movement in the inventory valuation and inventory levels increase somewhat due to turnaround activity. So you see this big factor driven by those increases, primarily – I mean, we only do deferred taxes for Imperial as a whole, but it's primarily driven by impacts in the Downstream because they hold most of the inventory. But it really is the price increase from June and June versus September, as well as some temporarily higher inventory levels.

So at today's price, you'd expect to see that reverse out. So that $168 million, that's where that comes from, primarily – it's a deferred tax impact. There's other things in there, but primarily there’s tax valuation, inventory at weighted average cost and our normal LIFO that we use for earnings. I don’t know if that answers your question.

Greg Pardy: Yeah, no, Dan, that's great. Thanks a lot.

Brad Corson: Yeah, thanks for stepping in on that one, Dan. I was clearly on the wrong track, thinking more broadly about global market factors impacting diesel. So thanks for that.

Dan Lyons: And yeah, we’ve got to say, well, it doesn't reflect an actual cash payment. It's sort of the accrual of what our cash taxes would be at those closing prices. So it's a little bit flaky, but it's obviously the numbers are correct, but we'd expect that to bounce around. This is quite high and we expect – at current prices, you'd see a reversal. But we’ll see. Sorry Brad.

Brad Corson: Yeah, no worries at all. And on your second question regarding the autonomous haul program at Kearl, we are super excited about that. We've been working on this now for several years and to finally complete all of the conversion of the trucks allows us to really make a step-change in all of those kind of beneficiary components that have been driving us. I mean, things around truck productivity, things around unit operating costs, and of course, there is this broader safety benefit that comes with it. Specific to your question on staffing, we have definitely worked to deploy staff related to that, but Simon's here with me, maybe Simon can talk a little bit more specifically about our strategy there.

Imperial Q3 2023 Earnings Call	Friday October 27, 2023

Simon Younger: Yeah, thanks Brad. I can give a little bit more color to that. I mean, the milestone that Brad mentioned is reaching the point where we've now converted all of our 81 heavy haul trucks to autonomous, but as you would've heard, that's taken place over several years. So if you think about sort of a significant step-change in staffing associated with that, that's not really the case. As we've autonomized the trucks over several years there, there has been a headcount reduction. We've also, as Brad said, redeployed a number of truck drivers onto other mining equipment. Some of them have gone into the autonomous control room and are now delivering value that way.

So it's kind of a combination, but not a significant step-change from quarter to quarter or from year to year. But headcount reduction is definitely, or headcount efficiencies, I'll call it, is definitely one of the value drivers for autonomous, but it's by no means the most significant. In fact, it's one of the more minor drivers. Really, the bulk of the value comes from productivity improvement that we're able to realize through the autonomous program. If you think about that dollar a barrel plus of cost benefit that we're driving at Kearl through the autonomous haul program, the majority of that comes from improved efficiency and productivity of the equipment.

Greg Pardy: Understood. Thanks very much for that.

Brad Corson: Thanks Greg.

Operator: We'll go next to Manav Gupta with UBS.

Manav Gupta: First, just wanted to thank Dave over the years, very helpful in helping us with the information modeling and everything, so thank you for that and welcome, Peter, to the new job. My question here, I'll start with one macro. Your opening statement said that in the near term, we have seen some widening of the WCS differential, but the outlook for egress is positive. If you could elaborate on those two things, what is driving the wider spread right now, and where are we in the process of egress? Because we hear a lot of information. What's the latest on TMX that you have an update on?

Brad Corson: Yeah, thanks for those questions, Manav. First on the widening WCS, when you look back over the quarter, the beginning of the quarter, we're seeing pretty tight differentials, $15 a barrel or so. But as we got to the end of the quarter, we have seen those widen and I'd say a couple of factors are driving that. One is, us included, we have completed our major turnarounds for the year, and that is resulting in more Canadian production available to move to our customers. And on top of that, we do see that we're still in a refinery maintenance period, not just in Canada, but in the US. Several refineries are undergoing maintenance. But again, that's kind of a short-term effect and we would expect to see more of a balance as we move to the end of the year.

And then on top of that with regard to your second question on egress, we're quite encouraged by the progress that TMX is making. And what we've heard is that they expect to start up around the end of the first quarter next year. And I know from what I've heard, they are over 95% complete. There’s relatively small sections of pipeline left for construction, and then they'll be moving into the commissioning, landfill mode. So we view all that as very positive from an egress standpoint.

Manav Gupta: Perfect. My quick follow-up –

Brad Corson: Sorry, go ahead.

Manav Gupta: No, my second quick follow-up here was sometime back, your operating partner had taken over the Syncrude operations from the entity, and you guys had both expressed confidence in terms of the synergy benefits of that. Where are we in that cycle in terms of the benefits that come from your actual operating partner taking over the Syncrude project?

Brad Corson: Yeah, thanks for that. And just to close out, the other comment I was going to make on WCS and egress is as we see that TMX come online, we do see that as favorable, supportive of a tighter differential. So as we look to next year, we do expect tightening versus where we are today.

Imperial Q3 2023 Earnings Call	Friday October 27, 2023
Now on Syncrude benefits, as we've said, that's a multi-year journey. And we're working closely with Suncor, the operator, to achieve a wide range of benefits, starting with improved reliability, also reduced cost structure, and we are seeing progress. You think about last year, last year's production was a record high year for us and for the asset. So that's an indication that we are making progress on reliability. We're seeing less unplanned downtime events, which I think is positive. We still see a big opportunity with operating costs, and that's probably the biggest challenge ahead of us, and we're working closely with Suncor to continue to look for opportunities to drive those cost structures down so that the asset could be more competitive on a cost basis. But we are seeing progress, but there's still a long ways to go.

Manav Gupta: Thank you so much for the responses.

Operator: We'll go next to Dennis Fong with CIBC World Markets.

Dennis Fong: Hi, good morning, and thanks for taking my questions again. Also, first off, congrats Dave on your retirement and welcome Peter to the new role. The first question I have is more focused on Kearl. Obviously that's great to hear that the full deployment of autonomous haul has been quite – has been completed across that asset. When we think about things, I know at your investor day, you outlined a bunch of digital technology, including shovel and truck analysis, as well as other aspects that likely help support, or are supported by AHS. How do we think about where production and productivity could potentially get to and how far have you – or how much have you captured of that $1 a barrel thus far?

Brad Corson: Yeah, I'll make a couple comments and then I'll let Simon maybe add a little more color to it. First of all, in terms of the journey we're on, as you're aware from our investor day and other discussions, our guidance for this year is 265,000 to 275,000 barrels per day. We are on path to achieve that, which is great recovery from some of the operational challenges we had last year and puts us back on track to this journey to 280,000. And as we said at our investor day, we expect to achieve 280,000 barrels a day next year. And then looking beyond that, although we haven't put a specific timeline, we do see the potential to achieve 300,000 barrels a day. And certainly things like autonomous haul, leveraging technology are all integral components to achieving those higher volumes.

But maybe Simon can add a little more detail around some of the other autonomous things we're doing and other technology applications at the mine or elsewhere in the asset.

Simon Younger: Yeah, yeah, happy to. Thanks, Brad. I think actually earlier in the year, I shared one example of where we're looking elsewhere for the benefits of autonomy. And I foreshadowed that we were going to do a trial of autonomous dozers. And in fact, we've now done some of that trial work and got really encouraging results, particularly now in our tailings area. We think remote control dozing has some significant potential. So we just continue to see enormous potential in this part of the business.

But bigger picture, just to build a bit more on what Brad was sharing, that journey to 280,000 barrels a day next year for Kearl is really driven through two main levers, but the first is reliability and uptime. And mainly there, it is optimizing the scheduled work that we do and minimizing – reducing the amount of scheduled work that we do to just continue to increase incrementally the annual capacity and production of the plant. And then the other key lever is productivity. And I would tell you that an enormous underpinning of that is our digital efforts. And our digital efforts really are focused in three areas. It's analytics, what can we glean from and do with the data, the vast amounts of data that we have. So analytics is a huge driver. Productivity improvements as we've talked about, making our workers more productive, more effective by putting digital tools in their hands. And then applying digital technology like the remote dosing that I mentioned. But using drones for internal vessel inspections, things like that, which are making maintenance and scheduled work more efficient and quicker to do.

So that's the continued focus of our digital program. It's a huge driver of us getting our journey – achieving our journey to 280 kbd at the asset next year. And then, of course, as Brad said, looking beyond that.

Imperial Q3 2023 Earnings Call	Friday October 27, 2023
Specifically to the autonomous haul, there was a question – I think part of the question was on that. I would say we haven't yet achieved all of the $1 a barrel, but I'd say we've achieved the majority of that. And so there's a little bit more to go, but I would also say there's upside relative to that as well. So I'm sure you can tell we're very bullish on the autonomous technology.

Dennis Fong: Oh, great. Appreciate that color and context. I guess a quick follow-up there on Kearl specifically. As we entered the winter season, I know you've highlighted a multitude of strategies to improve the winterization of the facility. Is there anything further that you've kind of gleaned or applied or added to the asset that could help again continue the strength of operations that you've seen thus far in obviously better temperatures? And as we get into December, January, and February, which are obviously challenging months, how are you going to further help moderate any, we'll call it negative impacts around extreme colder temperatures? Thanks.

Brad Corson: I'll let Simon discuss that in more detail.

Simon Younger: Yeah. I mean, I guess the key message there is we, again, feel well positioned going into this winter, based on the learnings that we had from the prior two winters ago and then the successful application of those learnings and mitigations this past winter. There's not a huge amount new or different that we plan to do this year, although we do have some additional equipment deployed. We've got an additional shovel in the mine that has stronger capability in the colder temperatures and digging through the frozen ore. So I think that'll be a help. We're trialing what's known as grizzly bars on top of our crushers – at one of the crushers to better handle the frozen lumps that come at us during the winter months.

So there are a few things additional that we've got in our armory versus last winter, but by and large, it'll be a repeat dose of just applying all the learnings and the cold temperature protocols and the maintenance equipment preparedness that we applied last winter.

Brad Corson: And maybe just one reminder, after experiencing those challenges and then applying the organization's capability and can-do mindset and putting some new procedures in place and other mitigations, the first quarter of this year was a record first quarter for the Kearl asset. So again, demonstrating that we had addressed those challenges and we're back on track.

Dennis Fong: Great. Great. Really appreciate the color there, and I'll turn it back to you. Thanks.

Brad Corson: Thanks.

Operator: We'll go next to Doug Leggate with Bank of America.

Kalei Akamine: Hey, good morning guys. This is Kalei on for Doug, so thanks again for taking the question. This one goes to the dividend, so maybe Brad or Dan, as we look at it, by any measure, dividend coverage is very robust. You guys have hiked it recently, but to be frank, even if you hiked say 10 to 15% and do that for a while, we could be asking this question for quite a long time. So I guess why not take a bigger step towards right-sizing that dividend coverage and, at the same time, close the gap versus your Canadian peers?

Brad Corson: Yeah, thanks for the question and I will let Dan comment, but we would just emphasize the significant return of surplus cash that we've made last year, over $7 billion. We've just summarized what we've done so far, and obviously our dividend strategy is key and integral to returning surplus cash to shareholders. But maybe I'll let Dan talk a little bit about how we view one mechanism versus another and our long-term philosophy on base dividends.

Dan Lyons: Sure. Thanks Brad. Yeah, look, a reliable and growing dividend is the bedrock of our cash return strategy and where it all starts. And we've done pretty significant increases over the last few years and on a growth basis, I think caught up with – well, on a growth basis, exceeded most of our peers. And look, we continue to want to grow the dividend. Obviously, it's a tradeoff. You don't want to get ahead of yourself and have to cut and things like that, but I think fundamentally you're correct, there is room to grow and obviously, as we deliberate that, we look at our future prospects and everything else, and we set those levels. So we take your point looking for more dividend growth and that'll certainly come over time. And we're highly aware of what our competitors do in terms of

Imperial Q3 2023 Earnings Call	Friday October 27, 2023
increases and yields, and that obviously reflects our thinking. And their actions and yields affect us in a way that probably the way you want [inaudible]. That if they're going higher, we would tend to follow that, of course, looking at our unique situation and what we see is our future cash flows.

But you're right, we're very resilient. We put out a $35 at our investor day, a $35 WTI breakeven, which includes sustaining capital and dividends. So our dividend's super secure, and you're absolutely correct, we have room to increase it.

Kalei Akamine: Look, it's one of those good problems and we appreciate the thoughts. My really quick follow-up is on Kearl. So third quarter volumes were obviously very strong and you look on pace for the mid point of guidance for the full year. Just wondering if you can give a quick update on October volumes and address if there is any tension between volumes and wide differentials as you execute the rest of this quarter.

Brad Corson: Yeah, thanks. Well, we continue to be committed to our full-year guidance for Kearl. And the third quarter performance, I think is demonstrative of our capability to achieve that. October has been a strong month for us so far. There's still, I guess five, six days to go relative to the latest volumes that I've seen. But we expect to be somewhere in the 280s for this month, which also reflects some very minor routine planned maintenance that we executed. And we see continued strength as we move into November, December.

Kalei Akamine: Great. I'll leave it there. See you in Houston next month, Brad.

Brad Corson: Yeah, you bet. Thank you. Look forward to it.

Operator: We'll take our next question from Menno Hushof with TD Securities.

Menno Hulshof: Thanks. And good morning everyone. I'll start with a question on the 2024 outlook. I do understand that you're in the midst of the budgeting process, but would you be able to give us the broad strokes on planned turnaround activity within Upstream and Downstream for the coming year?

Brad Corson: Yeah, we're not in a position to discuss all those details yet. That'll be part of our normal guidance, and we're in the process of finalizing all of our plans for next year. But as we think more broadly about it, we're expecting a pretty typical turnaround year next year. I don't think anything extraordinary. So I'd say that that'd be the planning, rough planning basis now. And then as we get to the end of the year, we'll give more specifics on each of the assets, the target timing duration, cost, but just a little bit too premature to share those details with you.

Menno Hushof: Thanks, Brad. Totally understandable. Maybe I'll just follow up on Line 5. It's been pretty quiet on that front for a while. And just going back over some of the comments from past conference calls, you've talked about contingency plans and constantly refreshing the different scenarios. Can you just give us an update on what you're hearing there and what's your best guess on how this plays out?

Brad Corson: Yeah, I think you characterized it right from the beginning. It's been pretty quiet. There's continued progress by Enbridge to install the new pipe works through all the technical and permitting considerations there. We continue to be optimistic that there won't be any interruptions of service. We do have contingency plans in place, but I'd say even as I sit here today versus a year ago or two years ago, we're becoming increasingly comfortable that there won't be any interruption. There's obviously things well outside our control but it has been quite quiet.

Menna Hoshhof: Thanks, Brad. I'll turn it back.

Brad Corson: Okay. Thank you.

Operator: We'll take our next question from Neil Mehta with Goldman Sachs.

Neil Mehta: Yeah, thank you. And I’ll add my congratulations, Dave, you will be missed, and Peter, wish you lots of luck in the new role. A couple questions here, the first is just around the SIB. Can you just go through the thought process behind the decision around $1.5 billion similar to last year and just

Imperial Q3 2023 Earnings Call	Friday October 27, 2023
thoughts on whether – if the commodity price stays up here, it's possible to do this again in the spring. Last year was a little tougher earlier this year was a little tougher because of the large deferred tax payment, but I don't think you have the same thing in 1Q of 2024, so, thanks.

Brad Corson: Yeah, thanks for the question. I would like to answer that question, but I promised to Dan that I would let him answer all the SIB questions because he loves talking about SIBs. Over to you, Dan.

Dan Lyons: Absolutely. Sure. Hey, look, our philosophy's not super complicated. As we generate the cash, the free cash flow, we return it, so that's really where the $1.5 billion came from. And I would say obviously we round, we don't go to a precise number. So 1.5 is a good round number. It made sense based on our cash balances and cash flow.

You're correct that we do not have a big make-up payment like we had that very unique situation last year; that is not expected to be the case this last year. Unless in a good world prices go to $200 or something, maybe then we have that, but not likely to happen. So as we look to next year, our commodity prices stay strong, our cash generation stays strong, we generate free cash flow, our base plan is to return that to shareholders. So we'll see where those numbers go. But that's really an unchanged philosophy, it's a continuation of what we've been doing for a while.

Neil Mehta: Okay. That's helpful. And it's good to see the return of capital. A follow-up is on Pathways. It's been quiet from our perspective as an investment community around this. I know Brad, you spend a lot of time on this, so maybe you can peel back the onion a little bit for us and help us understand, are we getting closer to FID, what are the gating conditions here? And is it fair to assume in the base case this gets FID in 2024? Thank you.

Brad Corson: Yeah, thanks for that question. And yeah, I guess interesting perspective that it's been quiet, from your standpoint. It sure hadn't been quiet from my standpoint, or the rest of the Pathways team, because there is an extraordinary amount of work underway. And maybe I'll break that into a couple of key components that all need to come together to achieve an eventual FID.

First of all, there is a lot of work underway to progress the engineering side of the project. This is a big multi-billion dollar project, and that requires significant pre-engineering work which we've now essentially completed and positions us to move into more feed engineering studies. There's significant amount of environmental studies that need to be conducted across the pipeline right-of-way route that's planned. There's networks progressing, there's multiple components to capturing the carbon.

So in our first phase, there's nine key assets and capture projects across the six companies, and each company is doing their own engineering and project planning for that work, and that's progressing. And then on the sequestration side, we worked with the Alberta government and been awarded pore space that now we need to do additional technical work so that we can demonstrate that we can safely and reliably store the carbon that we would expect to capture and transport to that site in the Cold Lake region.

So all that work is progressing and there's a few hundred folks working on that across the six companies.

And then, secondly, I would just say on the Indigenous engagement side, which is critically important for us to have a sustainable partnership with the many Indigenous communities that are along the route and part of our operations. And so in recent months, we've been actively engaging them to understand their needs, their desires, as we look at how we can build a sustainable partnership with them. We've had engagements with over 20 communities so far.

And then, lastly, I would say that the third other key element of this is of course all the fiscal work that we're doing with both the federal government and the provincial government. And that is to ensure that we have the right policies in place, the right funding mechanisms in place so that these projects can be economic for our shareholders, to ensure that they deliver the environmental benefits that are consistent with the government's aspirations for net zero by 2050. And so there are regular engagements now with the Alberta government and the federal government around all the details around those plans.

Imperial Q3 2023 Earnings Call	Friday October 27, 2023

We have yet to finalize those discussions on the fiscal mechanisms and the fiscal support that will be necessary for these projects to go forward. But I would say those discussions have advanced materially over the last couple months.

So I'm quite pleased with the progress we're making. There's still a long ways to go. As I said at the beginning, this is a big project, big investments, has implications for decades to come, but it's critically important for our industry to be sustainable, critically important for Canada to achieve its net zero ambitions. So we're all focused on making it a success. The next key milestone for us would be – once we have all of the fiscal mechanisms in place, once we have the engineering work completed, then we will be looking to place an order for the main pipe that we would need for the trunk line, for the 300 km project. And we hope to be in a place that we can place that order sometime next year, is our current planning basis.

So I hope that gives you a little more color, so a reflection of just how much activity is underway.

Neil Mehta: That's great. Thank you Brad. Always appreciate it.

Brad Corson: Thank you.

Operator: This does conclude the question and answer portion. I would like to turn the call back over to Peter Shaw, Vice President Investor Relations, for any closing remarks.

Peter Shaw: Thank you. So on behalf of the management team, I would like to thank everybody for joining us this morning. Also sharing the thanks to Dave as we've worked over the last several weeks for a smooth handover. If you have any further questions or follow-ups, please don't hesitate to reach out to anyone on the Investor Relations team and we'll be happy to answer any of your questions.

And with that, thank you very much and have a great day.

Operator: This does conclude today's conference call. Thank you for your participation. You may now disconnect.

[END OF TRANSCRIPT]

Imperial Q3 2023 Earnings Call	Friday October 27, 2023

Attachment VI

Non-GAAP financial measures and other specified financial measures
Certain measures included in this document are not prescribed by U.S. Generally Accepted Accounting Principles (GAAP). These measures constitute “non-GAAP financial measures” under Securities and Exchange Commission Regulation G and Item 10(e) of Regulation S-K, and “specified financial measures” under National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure of the Canadian Securities Administrators.

Reconciliation of these non-GAAP financial measures to the most comparable GAAP measure, and other information required by these regulations, have been provided. Non-GAAP financial measures and specified financial measures are not standardized financial measures under GAAP and do not have a standardized definition. As such, these measures may not be directly comparable to measures presented by other companies, and should not be considered a substitute for GAAP financial measures.

Cash flows from (used in) operating activities excluding working capital
Cash flows from (used in) operating activities excluding working capital is a non-GAAP financial measure that is the total cash flows from operating activities less the changes in operating assets and liabilities in the period. The most directly comparable financial measure that is disclosed in the financial statements is "Cash flows from (used in) operating activities" within the company’s Consolidated statement of cash flows. Management believes it is useful for investors to consider these numbers in comparing the underlying performance of the company’s business across periods when there are significant period-to-period differences in the amount of changes in working capital. Changes in working capital is equal to “Changes in operating assets and liabilities” as disclosed in the company’s Consolidated statement of cash flows and in Attachment II of this document. This measure assesses the cash flows at an operating level, and as such, does not include proceeds from asset sales as defined in Cash flows from operating activities and asset sales in the Frequently Used Terms section of the company’s annual Form 10-K.

Reconciliation of cash flows from (used in) operating activities excluding working capital

	Third Quarter		Nine Months
millions of Canadian dollars	2023	2022	2023	2022
From Imperial's Consolidated statement of cash flows
Cash flows from (used in) operating activities	2,359	3,089	2,423	7,685

Less changes in working capital
Changes in operating assets and liabilities	413	546	(2,213)	1,140
Cash flows from (used in) operating activities excl. working capital	1,946	2,543	4,636	6,545

Imperial Q3 2023 Earnings Call	Friday October 27, 2023
Free cash flow
Free cash flow is a non-GAAP financial measure that is cash flows from operating activities less additions to property, plant and equipment and equity company investments plus proceeds from asset sales. The most directly comparable financial measure that is disclosed in the financial statements is "Cash flows from (used in) operating activities" within the company’s Consolidated statement of cash flows. This measure is used to evaluate cash available for financing activities (including but not limited to dividends and share purchases) after investment in the business.

Reconciliation of free cash flow

	Third Quarter		Nine Months
millions of Canadian dollars	2023	2022	2023	2022
From Imperial's Consolidated statement of cash flows
Cash flows from (used in) operating activities	2,359	3,089	2,423	7,685

Cash flows from (used in) investing activities
Additions to property, plant and equipment	(387)	(397)	(1,315)	(1,034)
Proceeds from asset sales	6	760	29	886
Additional investments	—	(6)	—	(6)
Loans to equity companies - net	1	7	3	9
Free cash flow	1,979	3,453	1,140	7,540

Net income (loss) excluding identified items
Net income (loss) excluding identified items is a non-GAAP financial measure that is total net income (loss) excluding individually significant non-operational events with an absolute corporate total earnings impact of at least $100 million in a given quarter. The net income (loss) impact of an identified item for an individual segment in a given quarter may be less than $100 million when the item impacts several segments or several periods. The most directly comparable financial measure that is disclosed in the financial statements is "Net income (loss)" within the company’s Consolidated statement of income. Management uses these figures to improve comparability of the underlying business across multiple periods by isolating and removing significant non-operational events from business results. The company believes this view provides investors increased transparency into business results and trends, and provides investors with a view of the business as seen through the eyes of management. Net income (loss) excluding identified items is not meant to be viewed in isolation or as a substitute for net income (loss) as prepared in accordance with U.S. GAAP. All identified items are presented on an after-tax basis.

Reconciliation of net income (loss) excluding identified items

	Third Quarter		Nine Months
millions of Canadian dollars	2023	2022	2023	2022
From Imperial's Consolidated statement of income
Net income (loss) (U.S. GAAP)	1,601	2,031	3,524	5,613

Less identified items included in Net income (loss)
Gain/(loss) on sale of assets	—	208	—	208
Subtotal of identified items	—	208	—	208

Net income (loss) excluding identified items	1,601	1,823	3,524	5,405

Imperial Q3 2023 Earnings Call	Friday October 27, 2023
Cash operating costs (cash costs)
Cash operating costs is a non-GAAP financial measure that consists of total expenses, less purchases of crude oil and products, federal excise taxes and fuel charge, financing, and costs that are non-cash in nature, including depreciation and depletion, and non-service pension and postretirement benefit. The components of cash operating costs include "Production and manufacturing", "Selling and general" and "Exploration" from the company’s Consolidated statement of income, and as disclosed in Attachment III of this document. The sum of these income statement lines serves as an indication of cash operating costs and does not reflect the total cash expenditures of the company. The most directly comparable financial measure that is disclosed in the financial statements is "Total expenses" within the company’s Consolidated statement of income. This measure is useful for investors to understand the company’s efforts to optimize cash through disciplined expense management.

Reconciliation of cash operating costs

	Third Quarter		Nine Months
millions of Canadian dollars	2023	2022	2023	2022
From Imperial's Consolidated statement of income
Total expenses	11,820	12,719	33,231	38,012
Less:
Purchases of crude oil and products	8,748	9,478	24,082	28,849
Federal excise taxes and fuel charge	654	584	1,781	1,616
Depreciation and depletion	475	555	1,418	1,432
Non-service pension and postretirement benefit	20	4	60	13
Financing	19	16	51	34
Cash operating costs	1,904	2,082	5,839	6,068

Components of cash operating costs

	Third Quarter		Nine Months
millions of Canadian dollars	2023	2022	2023	2022
From Imperial's Consolidated statement of income
Production and manufacturing	1,666	1,872	5,207	5,439
Selling and general	237	209	629	625
Exploration	1	1	3	4
Cash operating costs	1,904	2,082	5,839	6,068

Segment contributions to total cash operating costs

	Third Quarter		Nine Months
millions of Canadian dollars	2023	2022	2023	2022
Upstream	1,188	1,382	3,733	4,057
Downstream	582	593	1,785	1,667
Chemicals	95	89	255	255
Corporate / Eliminations	39	18	66	89
Cash operating costs	1,904	2,082	5,839	6,068

Imperial Q3 2023 Earnings Call	Friday October 27, 2023
Unit cash operating cost (unit cash costs)
Unit cash operating costs is a non-GAAP ratio. Unit cash operating costs (unit cash costs) is calculated by dividing cash operating costs by total gross oil-equivalent production, and is calculated for the Upstream segment, as well as the major Upstream assets. Cash operating costs is a non-GAAP financial measure and is disclosed and reconciled above. This measure is useful for investors to understand the expense management efforts of the company’s major assets as a component of the overall Upstream segment. Unit cash operating cost, as used by management, does not directly align with the definition of “Average unit production costs” as set out by the U.S. Securities and Exchange Commission (SEC), and disclosed in the company’s SEC Form 10-K.

Components of unit cash operating cost

	Third Quarter
	2023				2022
millions of Canadian dollars	Upstream (a)	Kearl	Cold Lake	Syncrude	Upstream (a)	Kearl	Cold Lake	Syncrude
Production and manufacturing	1,187	520	284	345	1,381	581	299	442
Selling and general	—	—	—	—	—	—	—	—
Exploration	1	—	—	—	1	—	—	—
Cash operating costs	1,188	520	284	345	1,382	581	299	442

Gross oil-equivalent production	423	209	128	75	430	193	150	62
(thousands of barrels per day)

Unit cash operating cost ($/oeb)	30.53	27.04	24.12	50.00	34.93	32.72	21.67	77.49
USD converted at the quarterly average forex	22.90	20.28	18.09	37.50	26.90	25.19	16.69	59.67
2023 US$0.75; 2022 US$0.77

	Nine Months
	2023				2022
millions of Canadian dollars	Upstream (a)	Kearl	Cold Lake	Syncrude	Upstream (a)	Kearl	Cold Lake	Syncrude
Production and manufacturing	3,730	1,604	868	1,156	4,053	1,680	1,017	1,170
Selling and general	—	—	—	—	—	—	—	—
Exploration	3	—	—	—	4	—	—	—
Cash operating costs	3,733	1,604	868	1,156	4,057	1,680	1,017	1,170

Gross oil-equivalent production	399	182	134	72	408	162	145	74
(thousands of barrels per day)

Unit cash operating cost ($/oeb)	34.27	32.28	23.73	58.81	36.42	37.99	25.69	57.92
USD converted at the YTD average forex	25.36	23.89	17.56	43.52	28.41	29.63	20.04	45.18
2023 US$0.74; 2022 US$0.78

(a) Upstream includes Imperial's share of Kearl, Cold Lake, Syncrude and other.